Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

January 2, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 31, 2019 The Nasdaq Stock Market (the "Exchange") received from Zions Bancorporation, National Association the registration of the following securities:

Depositary Shares, Each Representing 1/40th Interest in a Share of
Series H Fixed-Rate Non-Cumulative Perpetual Preferred Stock

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery